UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Motif Bio plc

(Name of Issuer)

Ordinary Shares, par value £0.01 per share

(Title of Class of Securities)

619784 101

(CUSIP Number)

December 31, 2016

(Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 619784 101		SCHEDULE 13G

1.	Names of Reporting Persons Robert Bertoldi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 303,744

	6.	Shared Voting Power 43,657,290

	7.	Sole Dispositive Power 303,744

	8.	Shared Dispositive Power 43,657,290

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,961,034 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 22.4% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)         This number includes 242,493 ordinary shares that are issuable pursuant to share options that were exercisable on or within 60 days of December 31, 2016.

This number also includes 34,384,928 ordinary shares held directly by Amphion Innovations plc (“Amphion”) and 98,096 ordinary shares issuable to the Amphion upon the exercise of warrants that were exercisable on or within 60 days of Decembe 31, 2016.  Also includes 8,496,467 ordinary shares held directly by Amphion Innovations US, Inc. (“Amphion US”), a wholly-owned subsidiary of Amphion, 318,549 ordinary shares issuable to Amphion US upon the exercise of warrants that were exercisable on or within 60 days of December 31, 2017, and 359,250 ordinary shares held directly by MSA Holdings B.S.C., a wholly-owned subsidiary of Amphion. As the President and Chief Financial Officer of Amphion, Mr. Bertoldi may be deemed the beneficial owner of these shares.

(2)         Based on 195,741,528 ordinary shares outstanding on December 29, 2016, plus 242,493 ordinary shares issuable to the reporting person upon exercise of options, which were exercisable on or within 60 days of December 31, 2016, and 416,645 ordinary shares issuable to Amphion and Amphion US upon the exercise of warrants, which were exercisable on or within 60 days of December 31, 2016.

CUSIP No. 619784 101	SCHEDULE 13G

Item 1(a).	Name of Issuer: Motif Bio plc (the “Company”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 125 Park Avenue, 25th Floor New York, New York 10011

Item 2(a).	Name of Person(s) Filing: Robert Bertoldi
Item 2(b).	Address of Principal Business Office, or, if none, Residence: 125 Park Avenue, 25th Floor New York, New York 10011
Item 2(c).	Citizenship: United States
Item 2(d).	Title of Class of Securities: Ordinary Shares, par value £0.01 per share
Item 2(e).	CUSIP Number: 619784 101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership:
The information required by Items 4(a) — (c) is set forth in Rows (5) — (11) of the cover page for the Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported By the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of the Group.
Not Applicable

Item 10.	Certification:
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 6, 2017	/s/ Robert Bertoldi
Robert Bertoldi